UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Li-Cycle Holdings Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

50202P105
(CUSIP Number)

Peter Wright
Glencore Canada Corporation
100 King Street West, Suite 6900
Toronto, ON, M5X 1E3, Canada
(416) 775-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
164,217,821 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
164,217,821 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,217,821 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. See Note (1) to Glencore Canada Corporation’s cover page of this Amendment No. 2. See Item 5 for more information.

(2) See Note (2) to Glencore Canada Corporation’s cover page of this Amendment No. 2. See Item 5 for more information.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
164,217,821 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
164,217,821 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,217,821 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. See Note (1) to Glencore Canada Corporation’s cover page of this Amendment No. 2. See Item 5 for more information.

(2) See Note (2) to Glencore Canada Corporation’s cover page of this Amendment No. 2. See Item 5 for more information.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore Canada Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
164,217,821 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
164,217,821 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,217,821 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Assuming the closing of the Transaction (as defined herein) and the transactions contemplated thereby, and assuming all applicable regulatory conditions have been satisfied, represents 164,158,436 Common Shares of Li-Cycle Holdings Corp (the “Issuer”) that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment, plus 59,385 Common Shares of the Issuer awarded to Mr. Kunal Sinha under the Issuer’s 2021 Incentive Award Plan. See Item 5 for more information.

(2) Percent of Common Shares calculated based on 179,047,118 Common Shares of the Issuer outstanding as of February 29, 2024 (as disclosed by the Issuer in the note purchase agreement, dated March 11, 2024, between Glencore Canada Corporation and the Issuer), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in Note (1) above. See Item 5 for more information.

This Amendment No. 2 (this “Amendment No. 2”) is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2022 (as amended, from time to time, the “Schedule 13D”) relating to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D. This Amendment No. 2 also reflects certain inter-company transactions among the Reporting Persons.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated supplemented as follows:

This Amendment No. 2 is being filed by (a) Glencore plc, (b) Glencore International AG and (c) Glencore Canada Corporation (together, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Glencore International AG is a company organized under the laws of Switzerland. Glencore Canada Corporation is company organized under the laws of Ontario, Canada. Glencore Canada Corporation is the successor Reporting Person to Glencore Ltd. (which is a branch of Glencore AG). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 this Amendment No. 2.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and the Johannesburg Stock Exchange and together with its subsidiaries, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals, energy products and agricultural products. Glencore plc is the parent company of Glencore International AG. Glencore Canada Corporation is an indirect wholly-owned subsidiary of Glencore International AG.

The principal business and office address of Glencore plc and Glencore International AG is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The principal business and office address of Glencore Canada Corporation is 100 King Street West, Suite 6900, Toronto, ON, M5X 1E3, Canada.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of March 13, 2024 are listed in Schedule I hereto (the “Schedule I Persons”), which Schedule I is incorporated herein by reference.

Other than as set out in Schedule II hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The information set forth in Item 5 this Amendment No. 2 is incorporated herein by reference.

On March 11, 2024, Glencore Canada Corporation entered into a Note Purchase Agreement (the “New Note Purchase Agreement”) with the Issuer and Glencore Ltd., pursuant to which the Issuer agreed to issue and sell to Glencore Canada Corporation a senior secured convertible note (the “Senior Secured Convertible Note”) in an aggregate principal amount of $75,000,000 (the “Transaction”). Glencore Canada Corporation will use working capital to purchase the Senior Secured Convertible Note. The closing of the Transaction is expected to occur on or about March 25, 2024.

Senior Secured Convertible Note

The Senior Secured Convertible Note will mature on the fifth anniversary of the closing of the Transaction. Interest on the Senior Secured Convertible Note is payable either in cash or by payment-in-kind (“PIK”) at the Issuer’s election, on a semi-annual basis from the date of issuance, and will be based on the secured overnight financing rate plus 5% per year if interest is paid in cash and plus 6% per year if interest is paid in PIK. In the case that an event of default has occurred and is continuing, the interest rate will be the rate stated above, plus 1% per year (which additional 1% will be payable in cash).

The principal and accrued interest owing under the Senior Secured Convertible Note may be converted at any time by the holder into Common Shares at a conversion price of $0.53 per share (the “New Note Conversion Price”), subject to adjustments.

The Issuer may redeem all or any portion of the Senior Secured Convertible Note at any time by payment of an amount in cash equal to 100% of the principal amount of the portion of the Senior Secured Convertible Note being redeemed plus all accrued and unpaid interest thereon. Commencing with the delivery of financial statements for the fiscal year ending December 31, 2026, the Issuer will be required to redeem a portion of the outstanding principal amount of the Senior Secured Convertible Note in an amount equal to a specified percentage of the excess cash flow generated by the Issue and its subsidiaries for the applicable fiscal year (less certain deductions and subject to pro rata application to certain other debt of the Issuer). The Issuer is also required to redeem the Senior Secured Convertible Note for an amount in cash equal to the outstanding principal amount of the Senior Secured Convertible Note being redeemed and all accrued and unpaid interest thereon, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity in the event of: (1) certain events of default that are continuing, upon request by Glencore Canada Corporation, (2) certain bankruptcy-related events of default, and (3) upon a change of control transaction, unless, in each case, the Senior Secured Convertible Note is first converted by Glencore Canada Corporation.

In connection with any optional or mandatory redemption and provided that Glencore Canada Corporation has not elected to convert the Senior Secured Convertible Note into Common Shares following receipt of notice of such redemption, the Issuer is required to issue a number of warrants (the “New Warrants”) to Glencore Canada Corporation that entitle it to acquire a number of Common Shares equal to the principal amount of the Senior Secured Convertible Note being redeemed divided by the then applicable New Note Conversion Price and expiring on the sixth anniversary of the issuance of the Senior Secured Convertible Note. The initial exercise price of the New Warrants will be equal to the New Note Conversion Price as of the redemption date.

The Senior Secured Convertible Note and A&R Glencore Convertible Notes (as defined and discussed below) may result in a change of control of the Issuer depending on certain future events, including the Issuer electing to pay interest in-kind or on account of adjustments to the conversion price of the A&R Glencore Convertible Notes.

The Senior Secured Convertible Note is subject to certain reporting and affirmative and negative operational covenants applicable to the Issuer and its subsidiaries (subject to customary baskets and exceptions to permit ordinary course transactions as set forth in the Senior Secured Convertible Note), including satisfaction of a minimum liquidity covenant, monthly, quarterly and annual financial reporting requirements, delivery of an annual operating budget and limitations on (a) the incurrence of indebtedness and liens, (b) dividends, distributions and repurchases or redemptions of capital stock, (c) certain payments in cash of indebtedness which is subordinated, junior lien or unsecured indebtedness, (d) acquisitions and other investments, (e) asset sales (including with respect to Issuer’s spoke facilities), (f) affiliate transactions, and (g) capital expenditures that exceed the established budget by a specific threshold.

New Note Purchase Agreement

Pursuant to the terms of the New Note Purchase Agreement, Glencore Canada Corporation is permitted to transfer the Senior Secured Convertible Note, the New Warrants and any Common Shares issued upon conversion of the Senior Secured Convertible Note or exercise of any of the New Warrants subject to certain transfer restrictions including compliance with U.S. and Canadian securities laws, and a prohibition on private transfers to activist investors, foreign entities of concern or, without the Issuer’s consent, any material competitor. Any transferees will be required to execute a joinder to the New Note Purchase Agreement and any transferee that would beneficially own at least 5.0% of the Common Shares (on an as-converted basis) following the transfer will be subject to a standstill agreement. The Common Shares issued upon conversion of the Senior Secured Convertible Note or exercise of any of the New Warrants are also subject to a 12-month lock-up from the closing of the Transaction.

The New Note Purchase Agreement may be terminated prior to the closing of the Transaction (i) by the mutual written agreement of each of the parties thereto, (ii) if any final judgment, order, law rule or regulation is enacted that prohibits the consummation of the Transaction, (iii) by Glencore Canada Corporation, subject to certain conditions, if the Issuer breaches certain provisions of the New Note Purchase Agreement, (iv) by the Issuer, subject to certain conditions, if Glencore Canada Corporation breaches certain provisions of the New Note Purchase Agreement, and (v) by either Glencore Canada Corporation or the Issuer if closing of the Transaction has not been consummated on or before April 15, 2024.

A&R Glencore Convertible Notes

As contemplated by the New Note Purchase Agreement, at the closing of the Transaction the Issuer will amend and restate the terms of the Glencore Convertible Notes (i.e., unsecured convertible notes issued by the Issuer on May 31, 2022) in two tranches (and such resulting two tranches of the amended and restated unsecured convertible notes, the “A&R Glencore Convertible Notes”). Prior to the closing, the Glencore Convertible Notes will be assigned to Glencore Canada Corporation. Each A&R Glencore Convertible Note includes an event-driven modification to the Glencore Convertible Note, with the first such modification occurring on the date (the “First Modification Date”) that is the earlier of (a) the date that is one month after the effectiveness and initial funding, if any, of a project loan financing for the Issuer’s Rochester hub, and (b) December 31, 2024, and the second such modification occurring on the date (the “Second Modification Date” with either the First Modification Date or the Second Modification Date referred to herein as a “Modification Date”) that is the earliest to occur of (a) the first commercial production from the Rochester hub, (b) construction costs exceeding the construction budget set forth in the project loan financing, and (c) June 1, 2026. Upon the occurrence of each Modification Date, the terms of the applicable A&R Glencore Convertible Note will mirror the following incremental terms of the Senior Secured Convertible Note: the maturity will be amended to be five years from the applicable Modification Date, the interest rate will be amended to match the interest rate applicable to the Senior Secured Convertible Note, mandatory redemption will be required (including, from the First Modification Date and the Second Modification Date, the amount equal to a specified percentage of the excess cash flow generated by the Issuer and its subsidiaries for the applicable fiscal year (less certain deductions and subject to pro rata application to certain other debt of the Issuer) in a pro rata amount across the A&R Glencore Convertible Notes (to the extent modified), and the Issuer will provide guarantees and security for the A&R Glencore Convertible Notes consistent with the Senior Secured Convertible Note. In addition, at each Modification Date, the conversion price for the applicable tranche will be adjusted to be the lesser of (x) an amount determined on the basis of a 30-Day VWAP (volume weighted average trading price) having a reference date equal to the applicable Modification Date plus a 25% premium per share, and (y) $9.95 per share (the current conversion price of the Glencore Convertible Note).

Governance Letter Agreement

As contemplated by the New Note Purchase Agreement, at the closing of the Transaction Glencore Canada Corporation, Glencore Ltd., Glencore plc and the Issuer will enter into a governance letter agreement (the “Governance Letter Agreement”), which will terminate the existing amended and restated Standstill Agreement dated May 31, 2022. Pursuant to the Governance Letter Agreement, the Issuer will grant to Glencore Canada Corporation the right to nominate two additional directors (the “Glencore Nominees”) to the Board of Directors of the Issuer, for a total of three nominees, with the first additional nominee to be identified by Glencore Canada Corporation and (subject to customary approvals by the Issuer) proposed for election at the Issuer’s annual general meeting of shareholders to be held in 2024 and the second additional nominee to be proposed (subject to customary approvals by the Issuer) for election at the Issuer’s annual general meeting of shareholders to be held in 2025 or, if earlier, upon the occurrence of a vacancy on the Board of Directors of the Issuer, subject to the Issuer and Glencore Canada Corporation mutually agreeing on such second nominee. Both additional Glencore Nominees are not to be a Glencore Related Party (as defined in the Governance Letter Agreement) and are to be independent under applicable Ontario securities laws, as well as SEC and New York Stock Exchange (“NYSE”) rules. Both additional nominees will be entitled to payment and indemnification consistent with other non-employee directors and will be eligible for appointment to the committees of the Board of Directors of the Issuer. Glencore Canada Corporation will agree to cause its nominated directors to recuse themselves from any meeting, decision or discussion relating to the Transaction or related matters.

Pursuant to the Governance Letter Agreement, Glencore Canada Corporation have also agreed, among other things, to not (a) acquire beneficial ownership of additional Common Shares in excess of 5.0% of the then outstanding voting securities of the Issuer (subject to certain exceptions, including PIK interest and other Permitted Events (as defined in the Rights Agreement Amendment (as defined below)), or (b) seek to take the Issuer private, in each case, without the approval of a committee of disinterested directors of the Issuer and, in the case of a take-private transaction, the approval of a majority of the disinterested shareholders of the Issuer. Glencore Canada Corporation has also committed to not rely or cause the Issuer to rely on any exemption available to a “Controlled Company” pursuant to the NYSE rules.

Amendment to Issuer’s Rights Agreement

The Issuer entered into an amendment (the “Rights Agreement Amendment”), effective as of March 11, 2024, to its shareholder rights plan entered into on October 31, 2023, to amend the definition of “Acquiring Person” to exempt Glencore Canada Corporation and its affiliates from the definition of Acquiring Person and to permit Glencore Canada Corporation’s and its affiliates’ beneficial ownership in certain circumstances that would otherwise be in excess of the 20% trigger threshold calculated in the manner set forth in the rights plan. See a copy of the Rights Agreement Amendment, which is Exhibit 4.4 to the Issuer’s Form 8-K filed with the SEC on March 12, 2024.

The foregoing description of the Senior Secured Convertible Note, New Note Purchase Agreement, A&R Glencore Convertible Notes and Governance Letter Agreement is qualified in its entirety by reference to the full text of the form of the Senior Secured Convertible Note, New Note Purchase Agreement, forms of A&R Glencore Convertible Notes and form of Governance Letter Agreement, copies of which are incorporated by reference as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, hereto.

Item 5.	Interest in Securities of the Issuer.

This Item 5(a) - (b) are hereby amended and restated as follows:

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2, as of March 13, 2024, are incorporated herein by reference.

As of such date, and assuming the closing of the Transaction and the transactions contemplated thereby, and assuming all applicable regulatory conditions have been satisfied, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 164,158,436 Common Shares issuable upon the conversion of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation, plus 59,385 Common Shares awarded to Mr. Kunal Sinha under the Issuer’s 2021 Incentive Award Plan. This amount of Common Shares represents approximately 47.8% of the outstanding Common Shares and is calculated based on 179,047,118 Common Shares of the Issuer outstanding as of February 29, 2024 (as disclosed by the Issuer in the New Note Purchase Agreement), plus the 164,158,436 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of all of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons. As of the date hereof, the aggregate outstanding principal of $225,357,584.66 of the Glencore Convertible Notes includes $200,000,000 in initial principal and $25,357,584.66 in PIK interest.

(c) Except as otherwise disclosed in this Amendment No. 2, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 2 is incorporated herein by reference.

Registration Rights Agreement

In connection with the Transaction, Glencore Canada Corporation and the Issuer will enter into an amended and restated registration rights agreement substantially on the same terms as the existing Registration Rights Agreement between the Issuer and Glencore Ltd., dated as of May 31, 2022 (the “Amended and Restated Registration Rights Agreement”).

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 99.6 hereto.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 13, 2024, among the Reporting Persons

99.2	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the SEC on March 12, 2024)

99.3
New Note Purchase Agreement, dated March 11, 2024, by and between Li-Cycle Holdings Corp., Glencore Ltd. and Glencore Canada Corporation (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on March 12, 2024)

99.4	Forms of Amended and Restated Glencore Convertible Note (incorporated by reference to Exhibit 4.3 of the Issuer’s Form 8-K filed with the SEC on March 12, 2024)

99.5	Form of Governance Letter Agreement (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K filed with the SEC on March 12, 2024)

99.6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Form 8-K filed with the SEC on March 12, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2024	GLENCORE PLC

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

GLENCORE INTERNATIONAL AG

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

	By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

GLENCORE CANADA CORPORATION

	By:	/s/ Peter Wright
	Name:	Peter Wright
	Title:	Director

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore Canada Corporation. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Common Shares.

Directors of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle, Director	Chief Executive Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Kalidas Madhavpeddi, Non-Executive Chairman	Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
Peter Coates, Non-Executive Director	Director	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia	Australia
David Wormsley, Non-Executive Director	Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Martin Gilbert, Non-Executive Director	Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Cynthia Carroll, Non-Executive Director	Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA

Gill Marcus, Senior Independent Director	Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	South Africa
Liz Hewitt, Non-Executive Director	Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom

Executive Officers of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore International AG: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle, President of the Board of Directors	Chief Executive Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin, Member of the Board of Directors	Chief Financial Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton, Member of Board of Directors	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Each director of Glencore International AG is also an executive officer of the company.

Directors and Executive Officers of Glencore Canada Corporation: Name	Principal Occupation	Business Address	Citizenship
Michael Boone, Director	Finance at Glencore Canada	c/o Glencore Canada Corporation, 100, King Street West, Suite 6900, Toronto, ON, M5X 1E3, Canada	Canada
Peter Wright, Director	VP Legal at Glencore Canada	c/o Glencore Canada Corporation, 100, King Street West, Suite 6900, Toronto, ON, M5X 1E3, Canada	Canada

SCHEDULE II

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore Ltd. agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore Ltd.’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore Ltd. and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On May 24, 2022, Glencore further agreed to pay $39,598,367 under a resolution signed with the Brazilian Federal Prosecutor’s Office in connection with its bribery investigation.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. On November 3, 2022, Glencore Energy UK Limited was sentenced to pay a financial penalty and costs of GBP 280,965,092.